PAUL, WEISS, RIFKIND, WHARTON & GARRISON
345 PARK AVENUE
NEW YORK, N.Y. 10022
TELEPHONE (212) 644-8000
TELECOPIER (212) 644-8202
CABLE: LONGSIGHT, N.Y.
TELEX 12-7831
RANDOLPH E. PAUL (1946-1956)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON
LLOYD K. GARRISON
COUNSEL

NO ACT

WRITER'S DIRECT DIAL NUMBER
(212) 644-[illegible]

1940 Act/2(a)(42)
Internal Revenue Code/851(b)
Commission File:

December 28, 1977

Act	ICA-40
Section	2(a)(42)
Public Availability	5/4/78

Securities and Exchange Commission
500 North Capitol Street, N.W.
Washington, D.C. 20549

Request for Interpretive Ruling
Narragansett Capital Corporation

1/12/09 (Attachments)

Gentlemen:

We are special counsel for Narragansett Capital Corporation ("Narragansett"), a federally licensed Small Business Investment Company registered under the Investment Company Act of 1940 (the "1940 Act"). Narragansett desires to be treated as a regulated investment company, as defined in Section 851 of the Internal Revenue Code (the "Code"), for its taxable year beginning April 1, 1978. In order to qualify for the tax treatment specified in Section 852 of the Code, Narragansett must meet the requirements of Section 851(b) of the Code, which include, among other things, a requirement that at least 50% of the value of the total assets of Narragansett be represented by cash and cash items, Government securities and securities of other regulated investment companies, and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of Narragansett's total assets and not more than 10% of the outstanding "voting securities" of the issuer. In this connection we will submit a Ruling Request to the Internal Revenue Service (the "Service") on behalf of Narragansett relating to the proper characterization of certain securities held by Narragansett. The Service has advised us that such Ruling Request must be accompanied by an Interpretive Ruling from the staff of the Securities and Exchange Commission (the "Commission") to the effect that the securities of certain companies in Narragansett's portfolio do not constitute Voting Securities under Section 2(a)(42) of the Investment Company Act of 1940 (the "1940 Act").

Background of Narragansett's Investment Policy

Narragansett provides capital funds to a range of small business concerns. It has had particularly successful experiences with buyouts of privately held companies and smaller divisions of large corporations. Financing in such buyouts is provided to the small business through term loans from banks and long-term subordinated loans from Narragansett. Equity funds are provided by Narragansett and by the continuing management of the small business concern. This method of financing allows sellers to obtain cash while continuing management is able to secure a relatively large share of the equity for a relatively small investment. As of September 30, 1977, approximately 54% of Narragansett's total assets were invested in small business concerns in this way. Additional information on these investments is contained in Narragansett's 1977 Annual Report, which is attached as Annex 1 to this request for an Interpretive Ruling.*

Narragansett recognizes that its method of investing in small business concerns must meet the requirements of a regulated investment company pursuant to Section 851 of the Code if it is to qualify under that section. Accordingly, its most recent investment, in a small business that has purchased the assets of the Western-Cullen Division of Federal Signal Corporation, has been made on terms intended to meet such requirements. If the Service rules that the terms under which this investment was made do not result in Narragansett holding more than 10% of the voting securities of the small business that purchased the Western-Cullen Division assets, then Narragansett's investments in other portfolio companies will be similarly restructured in order to meet the requirements of the Code.

---

* For further information concerning Narragansett and its portfolio companies, reference is made to Narragansett's Form N-5R for the fiscal year ended March 31, 1977, filed with the Commission on July 30, 1977 (File # 811-953).

Narragansett's Investment in the Western-Cullen Division

On October 12, 1977, Federal Signal Corporation sold the assets of its Western-Cullen Division to a newly organized small business concern known as Western-Cullen-Hayes, Inc. ("W-C-H"). W-C-H obtained the $4,597,000 consideration paid for those assets by means of (i) a $2,000,000 term loan from Industrial National Bank of Providence, Rhode Island, (ii) the sale of a $397,000 promissory note to Federal Signal Corporation, and (iii) investments made by Narragansett and the continuing management aggregating $2,200,000. Working capital for W-C-H was provided by means of a $500,000 line of bank credit.

Narragansett's investment in W-C-H was made pursuant to the terms of an Investment Agreement, dated October 12, 1977, between Narragansett and W-C-H (the "Investment Agreement"). A copy of the Investment Agreement is attached as Annex 2 to this request for an Interpretive Ruling. The Investment Agreement provided for Narragansett (i) to lend the principal sum of $1,800,000 to W-C-H, and (ii) to purchase 2,000 shares of Class B Non-Voting Common Stock of W-C-H ("Class B Stock") for an aggregate price of $200,000. The continuing management of W-C-H purchased 2,000 shares of Class A Voting Common Stock of W-C-H ("Class A Stock") for an aggregate price of $200,000. In connection with its purchase of Class B Stock, Narragansett and the holders of the Class A Stock entered into a Shareholders' Agreement, dated October 12, 1977 (the "Shareholders' Agreement"). A copy of the Shareholders' Agreement is attached to the Investment Agreement as Exhibit C thereto.

Terms of the Investment Agreement

As indicated, the terms of the Investment Agreement provided for Narragansett to lend W-C-H the principal sum of $1,800,000, such loan to be evidenced by W-C-H's secured subordinated promissory note in such amount (the "Subordinated Note"). A copy of the Subordinated Note is attached to the Investment Agreement as Exhibit B thereto. The Subordinated Note bears interest on the unpaid balance at the annual rate of 15% and is payable in 30 equal monthly installments of $30,000 each commencing on April 1, 1985, with a final installment of $900,000 on September 30, 1987. The Investment Agreement also provided for the purchase of the Class B Stock (non-voting stock) by Narragansett. The closing of the transactions under the Investment Agreement took place on October 12, 1977.

As an inducement to Narragansett to enter into the Investment Agreement, W-C-H granted certain registration rights under the Securities Act of 1933 covering the

Class B Stock held by Narragansett. In addition, the holders of Class A Stock agreed to take such action as might be necessary to convert Class B shares sold to the public pursuant to the registration rights to Class A Voting Common Stock.

W-C-H also made a number of representations to Narragansett and entered into affirmative and negative covenants concerning the operation of its business. These covenants include an agreement by W-C-H to provide Narragansett with financial reports, to maintain adequate insurance and accounting practices, to maintain a working capital ratio of 2:1 and a tangible net worth of $2.5 million, not to sell or mortgage the assets of the business, and similar terms. Such covenants are similar to those contained in other commercial loan agreements and are set forth in Sections 5 through 8 of the Investment Agreement.

W-C-H also granted Narragansett an irrevocable option, exercisable for a period of ten years after the payment of the Subordinated Note, to sell to W-C-H all of the Class B Stock held by Narragansett to W-C-H for a price determined according to a formula set forth in Section 8.1 of the Investment Agreement. Finally, W-C-H agreed that, after the Subordinated Note was paid in full, it would pay dividends on its Class A and Class B Stock equal to at least 25% of its net after tax profits.

Upon the occurrence of an the event of default under the Investment Agreement, Narragansett has the right to declare the entire principal and accrued interest on the Subordinated Note to be due and payable. Upon such a default, Narragansett also has a right, under the Shareholders' Agreement, to designate a majority of the directors of W-C-H board. This right is further discussed under "Terms of the Shareholders' Agreement," below.

In negotiating the terms of the Investment Agreement, Narragansett, as a lender, sought to protect its investment by such provisions as covenants that W-C-H maintain a satisfactory working capital ratio and not sell or mortgage any of its properties. These protections are set forth, primarily, in Sections 6 through 8 of the Investment Agreement. However, none of these protections exceed those typically found in commercial loan agreements.

<u>Terms of the Shareholders' Agreement</u>

The terms of the Shareholders' Agreement provide for restrictions on the transfer of the Class A and Class B Stock and for a right of first refusal that requires the parties to the Shareholders' Agreement to offer their stock to the current holders of W-C-H stock before selling to an outside party. These rights are set forth in Sections 1, 2 and 6 of the Shareholders' Agreement.

Section 5.1 of the Shareholders' Agreement also provides that, so long as W-C-H is indebted to Narragansett, the Class A Stockholders will not take any action as stockholders that will lead to the amendment of Narragansett's Articles of Incorporation, a merger of W-C-H with another corporation, the disposition of the material part of the W-C-H assets or other actions requiring the consent of stockholders pursuant to the Rhode Island Business Corporation Act.

Section 5.2 of the Shareholders' Agreement provides that in the event of a default under the terms of the Investment Agreement while the Subordinated Note is outstanding, or upon a breach of the Shareholders' Agreement at any time, then the Class A Stockholders will, upon Narragansett's request, take action necessary such that a majority of the Board of Directors shall be persons designated by Narragansett.

In addition to the right to accelerate and elect a majority of the Board which result from a default under the Investment Agreement or a breach of the Shareholders' Agreement, Section 5.3 of the Shareholders' Agreement provides that if W-C-H does not maintain its business in accordance with certain specified standards then the Class A Stockholders will, upon Narragansett's request, take action necessary such that one-half of the Board of Directors shall be persons designated by Narragansett. The standards provided for in Section 5.3 of the Shareholders' Agreement are similar to, although somewhat less restrictive than, the covenants of W-C-H under the Investment Agreement. They are intended to provide protection for Narragansett as a non-voting stockholder while permitting the voting stockholders to retain, so long as the terms of the Shareholders' Agreement are met, complete discretion in the election of directors and the management of W-C-H.

The Shareholders' Agreement will terminate in the event of W-C-H's bankruptcy or insolvency, upon the public offering of Narragansett's W-C-H capital stock or 20 years from the date of its execution.

Terms of Articles of Incorporation and By-laws

Under the terms of W-C-H's Articles of Incorporation and By-laws, the Class B Stock has no right to vote for directors. The Articles of Incorporation, however, may only be amended with the approval of a majority of the outstanding shares of both the Class A Stock and the Class B Stock. Copies of the Articles of Incorporation and By-laws of W-C-H are attached as Annex 3 to this request for an Interpretive Ruling.

Rhode Island Law

W-C-H is a Rhode Island corporation. Under

Rhode Island law each class of shareholders must have a right to vote with respect to certain specified corporate actions that will fundamentally affect their rights. The holders of Class B Stock necessarily have these rights under the law. None of the rights granted are equivalent to a presently exercisable right to vote for directors. A copy of the applicable sections of the Rhode Island Business Corporation Act is attached as Annex 4 to this request for an Interpretive Ruling.

Interpretation Requested

In order to be considered a regulated investment company under the definition contained in Section 851 of the Code, Narragansett must meet the requirements of Section 851(b) of the Code.

Section 851(b) of the Code provides in relevant part as follows:

> "(b) Limitations.--A corporation shall not be considered a regulated investment company for any taxable year unless--
>
> * * *
>
> (4) at the close of each quarter of the taxable year--
>
> (A) at least 50 percent of the value of its total assets is represented by--
>
> (i) cash and cash items (including receivables), Government securities

> and securities of other regulated investment companies, and
>
> (ii) other securities for purposes of this calculation limited ... in respect of any one issuer to an amount not greater in value than 5 percent of the value of the total assets of the taxpayer and to not more than 10 percent of the outstanding voting securities of such issuer, and . . . ."

Section 851(c) sets forth certain rules applicable to Subsection 851(b)(4) and defines the terms which it uses. Subsection 851(c)(5) says that all of its terms except those which are expressly defined "shall have the same meaning as when used in the Investment Company Act of 1940, as amended."

Narragansett proposes to meet the requirements of Section 851(b) by restructuring its investments in a number of its portfolio companies so that they will contain terms substantially identical to those contained in the Investment Agreement and Shareholders' Agreement.

Narragansett therefore requires a ruling of the Service that neither the Subordinated Note nor the Class B Stock of W-C-H constitute "voting securities" for the purposes of Section 851(b)(4)(A)(ii) of the Code. In order to obtain such a ruling, the Service has stated that Narragansett must first obtain an Interpretive Ruling of the staff of the Commission to the effect that neither the Subordinated Note nor the Class B Stock constitutes a "voting security" pursuant to the definition contained in Section 2(a)(42) of the 1940 Act.

In relevant part, Section 2(a)(42) of the 1940 Act reads:

> "voting security means any security presently entitling the owner or holder thereof to vote for the election of directors of a company. . . ."

Supporting Statement

The Subordinated Note. The Subordinated Note constitutes an evidence of indebtedness of W-C-H to Narragansett. As a debt security, the Subordinated Note entitles its holder to the benefits of the representations, warranties and covenants of the Investment Agreement. The terms of the Investment Agreement place certain restrictions on W-C-H but none of these restrictions can be viewed as the functional equivalent of a presently exercisable right to vote for the election of directors.

Our opinion that the Subordinated Note is not a voting security within the language of Section 2(a)(42) of the 1940 Act, is based upon the provision that a "voting security" must "presently entitle its holder to vote for the election of directors." The Subordinated Note does not entitle its holder to vote for directors under any circumstances, nor does it provide any rights substantially equivalent to a right to vote for directors.

Narragansett does have substantial economic power over the affairs of W-C-H as a result of its ownership of the Subordinated Note. This power, however, results from Narragansett's substantial debt investment in W-C-H and is not different in kind or extent from covenants typically contained in long-term debt instruments. Once the Subordinated Note has been repaid, Narragansett's power over W-C-H will terminate, except for its right to have the Class B Stock registered with the Commission under the Securities Act of 1933, the right to have 25% of its earnings paid out in dividends, and the right to designate certain directors upon the occurrence of events described below.

The Class B Stock. The Articles of Incorporation of W-C-H provide that the Class B Stock shall have no rights to vote for directors. The Shareholders' Agreement does, in the event of a breach of its provisions or a failure to meet certain standards contained therein or a default under the Investment Agreement, permit the Class B Stockholders to designate persons to be elected directors of W-C-H by vote of the Class A Stockholders. Such a right to designate directors could be viewed as functionally equivalent to a contingent right to elect directors in the event of breach, but not a present right of the holder to vote for directors. Since the

Class B Stock is entitled to designate directors only on the happening of certain specified events and none of these events has occurred, the right to designate directors is not presently exercisable by the Class B Stockholders, and until that right becomes exercisable the Class B Stock cannot be said to constitute a voting security for purposes of the 1940 Act.

The intent of the Shareholders' Agreement is to provide the Class A Stockholders with full discretion to elect the entire Board of Directors, provided that Narragansett's investment is adequately protected. If the management of W-C-H permits a default under the Investment Agreement while the Subordinated Note is outstanding, or if W-C-H fails to meet the less restrictive requirements after the Subordinated Note is paid, or if W-C-H or the Class A Stockholders breach the Stockholders' Agreement, then Narragansett will have the right to have designated directors elected to the W-C-H Board. Upon the occurrence of these events and Naragansett's giving of notice that it will exercise its right to designate directors, Narragansett will have the functional equivalent of a right presently entitling it to vote for the election of directors. Upon such happening, the Class B Stock may appropriately be deemed to be a voting Section 2(a)(42) of the 1940 Act. Prior to the occurrence of those specified events however, the Class B Stock does not presently entitle the owner to the equivalent of a right to elect Directors and, accordingly, it should not be deemed to be a voting security.

Definitions of "Voting Security" under the Federal Securities Laws

1940 Act. The term "voting security" appears elsewhere in the 1940 Act. However, the Interpretive Ruling requested here applies to Section 851 of the Code and the meaning of "voting securities" as used in the 1940 Act, which might be determined by the definition contained in Section 2(a)(42), and not to the other sections of the 1940 Act. In our opinion, the interpretation requested could not be said to affect the meaning of voting security under other sections of the 1940 Act. Those other sections are as follows:

In Section 3(c)(1) of the 1940 Act there is an exception to the definition of investment company for any issuer whose outstanding securities are beneficially owned by not more than one hundred persons and which does not propose a public offering of its securities. For the purposes of this Section 3(c)(1), the term "beneficial ownership" by a company is deemed to be beneficial ownership by one person; except that if such a company owns 10% or more of the outstanding voting securities of an issuer, then the beneficial ownership is to be deemed to be that of the holders of such company's outstanding securities.

Section 5(b)(1) of the 1940 Act requires that a "diversified company" have at least 75% of its total assets represented by the same items that are set forth in Section 851(b)(4)(A) of the Code.

Section 18(i) of the 1940 Act requires, generally, that stock issued by a registered management company be voting securities and have equal voting rights with every other outstanding stock.

Our opinion that the Subordinated Note and the Class B Stock do not constitute "voting securities" for purposes of Section 2(a)(42) of the 1940 Act apply equally to the interpretation of "voting security" as used in Sections 3(c), 5(b) and 18(i) of the 1940 Act. The interpretation requested would require that for a security to be considered a "voting security" under the 1940 Act, it must provide its holder with real economic power to direct a company through the granting of a presently exercisable right to vote for directors. Any interpretation that a voting security may provide something less than a presently exercisable right to vote for directors would be contrary to the express language and clear intent of the 1940 Act. Finally, an interpretation that voting security means something other than the precise definition set forth in the 1940 Act would add immeasurable difficulty to administering the 1940 Act and other Federal statutes (such as the Code) where the term "voting security" is used.

The only other Section of the 1940 Act that may be said to be affected by the definition of voting security is Section 12(d) of the 1940 Act which limits the acquisition and ownership of certain types of "voting stock" by registered investment companies. The selection of the phrase "voting stock" in this Section was presumably made in order to distinguish the rights of securities held under Section 12(d) from those held under Sections 2(a), 3(c), 5(b) and 18(i). However, if the staff of the Commission should view "voting stock" as including the broader definition of "voting security", the requested interpretation would be entirely consistent with the purposes of Section 12 of the 1940 Act.

Other Definitions. Regulation 230.405 under the Securities Act of 1933 provides for a definition of voting security that is substantially identical to the definition provided in the 1940 Act.

Regulation 240.12b-2 under the Securities and Exchange Act of 1934 also provides for a definition of voting security that is substantially identical to the definition provided in the 1940 Act.

Section 2(a)(17) of the Public Utility Holding Company Act of 1935 (the "Holding Company Act") has a definition of voting security that is broader than the definition under the 1940 Act. However, the tax treatment of a regulated investment company provided by Section 852 of the Code is expressly dependent on the holdings of "voting securities" as defined by the 1940 Act, not the Holding Company Act. If Congress had intended to be more restrictive in the availability of the Section 852 tax treatment to regulated investment companies, it could have used the language of the Holding Company Act.

* * * * *

In order for Narragansett to be considered a regulated investment company under the Code for its fiscal year beginning April 1, 1978, it must have its portfolio invested in qualified securities as of the end of each fiscal quarter of that year. The first such fiscal quarter ends on June 30, 1978. It is estimated that the necessary changes in the structure of Narragansett's investments will require two months. The Service has indicated that it will require a minimum of three months to process a Ruling Request with respect to the Subordinated Note and the Class B Stock. Thus, for Narragansett to have its investments in portfolio companies restructured for the fiscal quarter ending June 30,

1978, it must submit its Ruling Request to the Service by February 1, 1978 in order that it may receive a ruling of the Service by April 30, 1978. Since the Service has stated that it will not process a Ruling Request unless it is accompanied by an Interpretive Ruling of the staff of the Commission, it is requested that expedited processing be given to this request in order that an Interpretive Ruling be issued by January 31, 1978.

Should you require further information concerning the request made herein, please telephone the undersigned collect at (212) 644-8293, or, if he is not available, Marschall Smith, at (212) 644-8303.

Very truly yours,

/s/ Richard H. Paul
Richard H. Paul

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 77-1284
Narragansett Capital Corp.

As stated in your letter of December 28, 1977, you have requested on behalf of Narragansett Capital Corporation ("Narragansett") a federally licensed Small Business Investment Company registered under the Investment Company Act of 1940 ("Act"), an interpretive ruling from the staff to the effect that certain securities held by Narragansett do not constitute "voting securities" within the meaning of Section 2(a)(42) of the Act. You represent that such an interpretive ruling is required by the Internal Revenue Service as a precondition to their determining whether Narragansett qualifies for tax treatment as a regulated investment company as defined in Section 851 of the Internal Revenue Code.

APR 4 1978

cc: BRO

Based on the facts and representations contained in your letters of December 28, 1977, as amended by your letter of March 3, 1978, and the amended and restated Investment Agreement and the amended and restated Shareholders Agreement included with your letter of March 3, 1978, the staff is of the opinion that neither the Subordinated Note, the Class B non-voting stock, the Investment Agreement nor the Shareholders Agreement constitutes a voting security within the meaning of the Act.

Stanley B. Judd
Assistant Chief Counsel

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

December 28, 1977

NARRAGANSETT CAPITAL CORPORATION 40 Westminster Street Providence, Rhode Island 02903	:	FILE NO.

ANNEXES TO

REQUEST FOR INTERPRETIVE RULING WITH RESPECT TO SECTION 2(a)(42) OF THE INVESTMENT COMPANY ACT OF 1940 AND SECTION 851(b) OF THE INTERNAL REVENUE CODE OF 1954

Conformed Copy With
Exhibit C Conformed
as Separately executed

INVESTMENT AGREEMENT

by and between

NARRAGANSETT CAPITAL CORPORATION

and

WESTERN-CULLEN-HAYES, INC.

dated as of

October 12, 1977

INVESTMENT AGREEMENT

AGREEMENT dated as of the 12th day of October, 1977 by and between

NARRAGANSETT CAPITAL CORPORATION, a Rhode Island corporation and a federally-licensed Small Business Investment Company, with its principal office at 40 Westminster Street, Providence, Rhode Island (hereinafter called "Narragansett"); and

WESTERN-CULLEN-HAYES, INC., a Rhode Island corporation with its principal office in Chicago, Illinois (hereinafter called "Borrower");

W I T N E S S E T H :

That, in consideration of the mutual covenants and agreements hereinafter contained and for other valuable consideration, it is mutually covenanted and agreed as follows:

SECTION 1. THE LOAN.

Subject to the satisfaction of the terms and conditions of this Agreement to be met and performed on or before the Closing Date, Narragansett shall lend to Borrower and Borrower shall borrow from Narragansett, on the Closing Date, the principal sum of One Million Eight Hundred Thousand Dollars ($1,800,000) (the "Loan"). The Loan shall be evidenced by the secured term subordinated promissory note of Borrower in said principal sum (hereinafter, together with any note or notes issued in substitution or replacement thereof, referred to as the "Note"), substantially in the form annexed hereto as Exhibit "A".

SECTION 2. PURCHASE OF STOCK.

Subject to the satisfaction of the terms and conditions of this Agreement to be met and performed on or before the Closing Date, Narragansett agrees to purchase and Borrower agrees to sell to Narragansett, on the Closing Date, 2,000 shares of the authorized but unissued Class B Non-Voting Common Stock, $1.00 par value, of the Borrower (hereinafter called the "Stock"), for an aggregate purchase price of Two Hundred Thousand Dollars ($200,000), or $100 per share.

SECTION 3. CLOSING DATE.

The closing of the transactions provided by this agreement shall be held at the offices of Schiff, Hardin & Waite, 7200 Sears Tower, 233 South Wacker Drive, Chicago, Illinois 60606, at 10:00 a.m. on October 12, 1977, or at such other place as the parties acting through their attorneys shall mutually agree, but in any event on or before December 31, 1977. The aforesaid date and time, or such other date and time as may be agreed upon, is herein called the "Closing Date".

SECTION 4. REGISTRATION COVENANTS.

It is understood and agreed by and between the parties hereto that, as an inducement to Narragansett to enter into this Agreement and to make the Loan, Borrower has made the covenants hereinafter set forth in this Section 4 which will give Narragansett certain rights to registration under the Securities Act of 1933, as amended (the "Act"), of the shares of Borrower which Narragansett now owns or may hereafter acquire. It is further understood that said covenants shall survive the making or repayment of the Loan and the execution and delivery or cancellation of the Note pursuant to the provisions of this Agreement and will continue for so long as Narragansett shall own any shares of capital stock of the Borrower, and that said covenants are subject to the provisions of the Shareholders' Agreement of even date herewith among Narragansett, the Borrower, LaRita R. Boren and Richard T. Doermer (the "Shareholders' Agreement").

4.1 Free Registration Rights. If at any time more than twelve (12) months after the date hereof, Narragansett shall so request in written notice to Borrower, then Borrower shall use its best efforts to file, and cause to become effective, as soon as reasonably practicable after such notice, a Registration Statement with the Securities and Exchange Commission (the "Commission") under the Act, covering the shares of Borrower then held by Narragansett for which Narragansett requests registration pursuant to such notice. The expenses of any Registration Statement filed pursuant to this Section 4.1 shall be borne by Borrower. Borrower shall not be obligated to file more than one Registration Statement pursuant to this Section 4.1.

4.2 Inclusion of Narragansett's Shares in Other Registration Statements. If at any time or times after the effective date hereof Borrower intends to file a Registration Statement on Form S-1 (or other form permitting a public offering) with the Commission, Borrower shall notify Narragansett at least thirty (30) days prior to each such filing of its intention to file such a Registration Statement. Such notice shall state the number of shares proposed to be registered thereby. If Narragansett notifies Borrower within twenty (20) days after receipt of such notice from Borrower of its desire to have included in the Registration Statement any shares of Borrower held by Narragansett, then Borrower shall include such shares in the Registration Statement. Narragansett shall bear its pro rata share of the expenses of any Registration Statement under which any of its shares are registered pursuant to this Section 4.2 based on the ratio that the number of shares being registered thereunder for it bears to the total number of shares being registered thereunder. As used in this Section 4.2 the term "expenses" of a registration shall mean the expenses disclosed in Item 23 of Part II of the Form S-1 Registration Statement, or in a comparable section of any similar form permitting a public offering.

In the event that the underwriter or lead underwriter selected by Borrower notifies Borrower that it is willing or able to proceed with the proposed offering only with respect to a smaller number of shares than the total number of shares proposed to be offered by Narragansett and others, including Borrower, proposing to offer shares of Borrower under such Registration Statement, then the number of shares proposed to be offered by Narragansett and such others, excluding Borrower, shall be reduced pro rata in accordance with the number of shares proposed to be offered by each such offeror.

4.3 Limitation on Registration Rights. Anything above in this Section 4 to the contrary notwithstanding, Narragansett shall have no registration rights hereunder in the event Borrower shall have delivered to Narragansett a letter from the Staff of the Division of Corporation Finance of the Commission (a "No-action" Letter) to the effect that under the circumstances presented Narragansett is free to sell or otherwise dispose of its shares of Borrower's stock without registration, or in the event counsel for Borrower and for Narragansett are of the opinion that such sale or other disposition can be made without registration and in compliance with the Act.

4.4 Indemnification. In connection with any registration pursuant to this Section 4:

(a) Borrower hereby agrees to indemnify and hold harmless Narragansett against any losses, claims, damages or liabilities, joint or several, to which it may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in such Registration Statement, or preliminary prospectus or final summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and will reimburse Narragansett for any legal or other expenses reasonably incurred by Narragansett in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Borrower will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or omission made in such Registration Statement, such preliminary, final or summary prospectus, or such amendment or supplement in reliance upon and in conformity with information furnshed in writing by Narragansett, specifically for use in the preparation thereof.

(b) Narragansett hereby agrees to indemnify and hold harmless Borrower, each of its directors and officers who have signed such Registration Statement and each other person, if any, who controls Borrower within the meaning of the Act against any losses, claims, damages or liabilities, joint or several, to which Borrower or any such officer, director or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or action in respect thereof), arise out of or are based upon any untrue statement of any material fact contained in such Registration Statement, or preliminary prospectus or final or summary prospectus contained therein or any amendment or supplement thereto or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in reliance upon and in conformity with information furnished in writing to Borrower by Narragansett, specifically for use in the preparation thereof, and will reimburse Borrower, its officers and directors and any such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

(c) Promptly after receipt by an indemnified party under this Section 4.4 of notice of the commencement of any action such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party of the commencement thereof, and such indemnifying party may elect to assume the defense of any such claim thereafter in a manner and by counsel acceptable to the indemnified party. The omission so to notify the indemnifying party will not relieve the indemnified party otherwise then under this Section 4.4.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF BORROWER.

It is understood and agreed by and between the parties hereto that, as an inducement to Narragansett to enter into this Agreement and to make the Loan and purchase the Stock, Borrower has made to Narragansett the representations and warranties hereinafter set forth in this Section 5, all of which are true and correct on the date hereof, except as otherwise indicated, and all of which will be true and correct on the Closing Date; that the representations and warranties shall survive the Closing; and that Narragansett has relied on said representations and warranties.

5.1 Corporate Authority. Borrower (a) is a corporation duly organized and existing under the laws of the State of Rhode Island; (b) has the corporate power and authority to own its properties and carry on its business as now being conducted and is qualified to do business in every jurisdiction in which the nature of its business or the ownership or leasing of its property requires such qualification; and (c) has the corporate power and authority to enter into this Agreement and to undertake the transactions contemplated hereby. All action necessary and proper has been taken by and in behalf of the Borrower with respect to the authorization, execution and delivery of this Agreement, the Note, and the other instruments and collateral documents contemplated hereby and such instruments and documents constitute the legal, valid and binding obligations of Borrower, enforceable in accordance with their terms. Neither the execution and performance of this Agreement nor the borrowing hereunder and the execution and delivery of the Note will violate any provision of law, any order of any court or other agency of Government, the Articles of Incorporation or By-laws of the Borrower or any indenture, agreement or other instrument to which it is a party, or by which it is bound or be in conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, or except as may be provided in this Agreement, result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the property or assets of the Borrower pursuant to any such indenture, agreement or instrument.

5.2 Capitalization. Copies of Borrower's Articles of Incorporation and By-laws have been delivered to Narragansett. Borrower is authorized by its Articles of Incorporation to issue five thousand (5,000) shares of Class A Common Stock, One Dollar ($1) par value, and three thousand (3,000) shares of Class B Non-Voting Common Stock, One Dollar ($1) par value. No other class of stock is authorized by said Articles of Incorporation. Borrower has granted no warrants, options or other commitments with respect to any of the shares of the capital stock of the Borrower.

5.3. Outstanding Stock. As of the Closing Date, the only outstanding capital stock of the Borrower will consist of the two thousand (2,000) shares of Class A Common Stock, 1,000 of which shares will be owned by LaRita R. Boren, ("Boren") and 1,000 of which shares will be owned by Richard T. Doermer ("Doermer"), and all of which stock will have been validly issued, fully paid and non-assessable and issued at One Hundred Dollars ($100) per share for cash.

5.4 Financial Statements and Forecast. The Borrower has heretofore furnished to Narragansett:

(a) Financial statements as of June 30, 1977 for the Western-Cullen Division (the "Division") of Federal Signal Corporation (the "Seller"), including a balance sheet analysis and a profit and loss analysis (the "Seller's Financials"), which constitute Exhibit 3 to the Purchase Agreement described in Section 5.11. To the best of Borrower's information and judgment, the Seller's Financials have been prepared in accordance with the accounting principles historically applied by Seller on a consistent basis and are complete and correct in all material respects and fairly present the sales and gross profits and results of operations for the Division for the period covered.

5.5 Control; Subsidiaries and Affiliates. Borrower has no capital investment in and does not control any other corporation or business concern.

5.6 Regulation. The conduct of the business of Borrower is not dependent on any license, permit or other authorization, of any federal, state or local regulatory body, and such business is not subject to the regulation of any federal, state or local government regulatory body by reason of the nature of the business being conducted, other than governmental regulations applying generally to manufacturing concerns.

5.7 Small Business Concern. Borrower qualifies as a "small business concern" within the meaning of the Small Business Investment Act of 1958 and Regulations thereunder.

5.8 Business. Borrower will engage principally in the manufacture and sale of the products now manufactured and sold by the Division.

5.9 Taxes. All required tax and other returns with respect to Borrower have been timely filed with the appropriate governmental authorities and all applicable federal, state, local, county, franchise, sales, use, excise and other taxes, other than taxes not yet due or which may hereafter be paid without penalty, have been paid and Borrower has no knowledge of any deficiency or additional assessments in connection therewith not adequately provided for on the books of Borrower.

5.10 Litigation. Except as described in Schedule 5.10, there are no actions, suits or proceedings pending at law or in equity or to the knowledge of Borrower threatened against or affecting it involving the possibility of any judgment or liability not covered by insurance in excess of Five Thousand Dollars ($5,000) in any one case or Fifteen Thousand Dollars ($15,000) in the aggregate or which, if adversely determined, would result in any material adverse change in the business, operations, properties or assets or in the condition, financial or otherwise, of Borrower. Borrower is not in default with respect to any regulation, order, writ, injunction or decree of any court or governmental administrative or regulatory body.

5.11 Liabilities. Except for (a) liabilities to Industrial National Bank of Rhode Island ("INBank") permitted by this Agreement; and (b) liabilities assumed by Borrower under that certain Agreement dated October 6, 1977 (the "Purchase Agreement") with Seller pursuant to which Borrower is acquiring certain assets of Seller's Western Cullen Division (the "Acquired Assets") and the Borrower's Subordinated Note to be delivered pursuant to the Purchase Agreement, Borrower has no liabilities, direct or contingent, other than liabilities arising in the ordinary course of business.

5.12 Title to Properties. On the Closing Date Borrower will have good and marketable title to its properties and assets, including the Acquired Assets, in each case subject to no mortgage, pledge, lien, charge, security interest or encumbrance, except minor liens and encumbrances of a character which in the aggregate are not substantial in amount and do not materially detract from the value of the property or assets subject thereto, or materially impair the operations of Borrower.

5.13 Patents, etc. To the best of Borrower's knowledge, information and belief, Borrower owns or possesses, or will acquire pursuant to the Purchase Agreement, all patents, processes, licenses, franchises, trademarks, trade names or copyrights (or adequate licenses or other rights to use the same) deemed by Borrower to be necessary to the conduct of its business without conflict with the rights of others.

5.14 Common Stock. The Stock to be issued to Narragansett pursuant to Section 2 has been duly authorized, and, when payment is made therefor in accordance with this Agreement, shall be fully paid and non-assessable and shall constitute one hundred percent (100%) of the then outstanding non-voting stock of Borrower and fifty percent (50%) of the then outstanding capital stock of Borrower.

5.15 Agreements, etc. Borrower is not a party to any agreement or instrument or subject to any charter or other corporate restriction adversely affecting its business, properties, or assets, operations or conditions, financial or otherwise (except insofar as the Purchase Agreement and Borrower's various agreements with InBank of even date may be deemed to have such effect) and Borrower is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party, which default would have a material adverse effect on its business operations, properties, assets or condition, financial or otherwise.

5.16 Broker or Finder. Borrower has not employed any broker, finder or agent, nor otherwise dealt with or become in any way obligated for any broker's, finder's, or similar fee with respect to the transactions contemplated by this Agreement.

5.17 Representations Complete. No representation or warranty of Borrower made in this Agreement or in any document or certificate furnished pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make any statement of fact contained herein or therein not misleading; except that any such document or certificate which is dated speaks as of the date stated and not the present.

SECTION 6. AFFIRMATIVE COVENANTS OF BORROWER.

So long as Borrower is indebted to Narragansett, whether under the Note or otherwise, Borrower covenants and agrees as follows:

6.1 Corporate Existence. Borrower shall, and shall cause any subsidiary to, maintain in full force and effect its corporate existence, rights and franchises and all licenses and other rights to use patents, processes, licenses, trademarks, trade names or copyrights, owned or possessed by it and deemed by it to be necessary to the conduct of its business and that of any subsidiary and shall comply with all applicable laws and regulations, whether now in effect or hereinafter enacted or promulgated by any governmental authority having jurisdiction in the premises.

6.2 Taxes. Borrower shall, and shall cause any subsidiary to, duly pay and discharge or cause to be duly paid and discharged, before the same becomes delinquent, all taxes (including all employment and payroll taxes), assessments and other governmental charges imposed upon it or any of its properties or upon any subsidiary or any of its properties or in respect of its or their respective franchises or income; provided, however, that (unless and until foreclosure, restraint, sale or any similar proceeding shall have been commenced) no such tax or charge need be paid if being contested in good faith by proper proceedings diligently conducted and if such reservation or other appropriate provisions, if any, as shall be required by generally accepted accounting principles, shall have been made therefor.

6.3 Insurance. Borrower shall maintain or cause to be maintained, with financially sound reputable insurers, insurance with respect to its properties and business, and the properties and business of any subsidiary, against such casualties and contingencies and in such types and amounts as is customary or as may be required by law in the case of corporations engaged in the same or similar business and similarly situated, except for casualties and contingencies as to which the Borrower's Board of Directors has authorized Borrower to be self insurer.

6.4 Financials. Borrower shall, and shall cause any subsidiary to, deliver to Narragansett the following:

(a) As soon as practicable after the end of each fiscal year of Borrower and in any event within ninety (90) days thereafter, a consolidating and consolidated balance sheet of Borrower and any active subsidiary at the end of such year, a consolidating and consolidated statement of income and of surplus of Borrower and any subsidiary for each year, and a statement of changes in financial position during such year, certified by Arthur Andersen & Company or other independent certified public accountants selected by Borrower and acceptable to Narragansett, the form of certification to be also satisfactory to Narragansett and to contain a statement to the effect that such accountants have examined the provisions of this Agreement and that none of the Events of Default, as specified in Article 9 hereof, nor any event which upon notice or lapse of time or both would constitute such an Event of Default, has occurred.

(b) As soon as is practicable after the end of each month of each fiscal year and in any event within thirty (30) days thereafter, a consolidating and consolidated balance sheet of Borrower and any subsidiary as of the end of such period and a consolidating and consolidated statement of income and surplus of Borrower and any subsidiary for such period and the fiscal year to that date, a consolidating and consolidated statement of changes in financial position of Borrower and any subsidiary for the fiscal year to that date, subject to changes resulting from year-end adjustments, together with a statement showing the monthly sales and bookings of the Borrower and any subsidiary for such month by product line, together with a statement showing all current balance sheet items of the Borrower and any subsidiary such as cash, accounts receivable, inventory (based on the Borrower's books), accounts payable and other similar items,-such balance sheet and statements to be prepared and certified by the chief financial officer of the Borrower to the best of his information and belief and to be in form satisfactory to Narragansett.

(c) Simultaneously with the furnishing of each of the year-end financial statements to be delivered pursuant to Sections 6.4(a) and each of the monthly statements for the last month in each quarter to be delivered pursuant to Section 6.4, a certificate of the President of the Borrower which shall contain a statement in the form attached hereto as Exhibit "B" to the effect that no Event of Default nor any event, which upon notice or lapse of time or both would constitute such an Event of Default, has occurred, without having been waived in writing, or if there shall have been an Event of Default not previously waived in writing pursuant to the provisions hereof or an event which upon notice or lapse of time or both would constitute an Event of Default, such certificate shall disclose the nature thereof. In each such certificate the President shall also calculate, set forth and certify to the accuracy of the amounts required to be calculated in the financial covenants of the Borrower contained herein and described in Exhibit B.

(d) Simultaneously with the furnishing of each of the financial statements to be delivered to Narragansett pursuant to Sections 6.4(a) and 6.4(b) hereof, a narrative statement of the President or chief financial officer of the Borrower which shall comment upon and explain any material changes, both positive and negative, reflected in such statements from prior periods, including changes in sales, expenses and profits.

(e) At least thirty (30) days prior to the end of each fiscal year of Borrower, Borrower shall provide Narragansett with a detailed sales and earnings forecast for the ensuing fiscal year, and within ninety (90) days after the end of each quarter of each fiscal year of the Borrower (except the final quarter of each such fiscal year) Borrower shall provide Narragansett with a revision of the forecast submitted for the then current fiscal year.

(f) As soon as is practicable after request by Narragansett, Borrower shall provide Narragansett with such information as it may reasonably require in order to effect timely and proper filing of any reports, including a Program Evaluation Report, which Narragansett must submit to the Small Business Administration in connection with the business of Borrower or any subsidiary. A copy of the form of a Program Evaluation Report, as presently constituted on SBA Form 684, has been delivered to Borrower.

6.5 Notice of Default. In the event that any portion of any other obligation of Borrower for borrowed money shall be declared due and payable before its express maturity, or Borrower shall otherwise default in the repayment of the principal of or interest on any such obligation, Borrower shall give prompt written notice thereof to Narragansett.

6.6 Key-Man Insurance. Borrower shall maintain in full force and effect at all times, a policy or policies of insurance naming the Borrower as beneficiary, on the lives of Leland E. Boren and Ronald McDaniel, President and General Manager, respectively, of the Borrower, in each case in an aggregate amount of $1,000,000 which policy or policies shall provide that there shall be no cancellation or termination thereof or change of beneficiary except upon ten (10) days' prior written notice to Narragansett.

6.7 Accounting. Borrower shall maintain a standard system of accounting in accordance with generally accepted accounting principles. All expenditures made or incurred by the Borrower in connection with its research and development activities shall be expensed as incurred and shall not be capitalized by the Borrower.

6.8 Working Capital. Borrower shall maintain working capital, consisting of its current assets less current liabilities, in an amount equal to or in excess of $1,500,000, determined in accordance with generally accepted accounting principles consistently applied.

6.9 Working Capital Ratio. Borrower shall maintain a current ratio, consisting of its current assets over current liabilities, of at least 2:1 determined in accordance with generally accepted accounting principles consistently applied.

6.10 <u>Tangible Net Worth.</u> Borrower shall maintain a tangible net worth ("Tangible Net Worth") of at least Two Million Five Hundred Thousand Dollars ($2,500,000). Tangible Net Worth shall be defined as the excess of the Borrower's total assets over its total liabilities computed in accordance with generally accepted accounting principles consistently applied, plus the amount of any indebtedness of the Borrower which shall be subordinated to the Borrower's indebtedness to INBank on terms satisfactory to INBank (hereinafter called "Subordinated Indebtedness"), less all intangible assets and deferred charges, including without limitation, good will, debt discount, organization expenses, trademarks and trade names, patents, deferred product development costs and similar items.

6.11 <u>Notice of Sales of Stock, Commencement of Proceedings or Change in Condition</u>. Borrower shall give prompt written notice to Narragansett of (i) any sales by Borrower or by any of its stockholders of the capital stock of Borrower, setting forth the number of shares sold and the sales price and other terms of the sale; (ii) any proceedings instituted against it by or in any Federal or State court or before any commission or other regulatory body, Federal, state or local, which if adversely determined, would have a material adverse effect upon its business, operations, properties, assets, or condition, financial or otherwise; (iii) any material adverse change in its condition, financial or otherwise; and (iv) of the occurrence of any event which is, or with notice or passage of time, or both would be, an Event of Default under Section 9 hereof.

6.12 Opinion of Counsel. At the making of the Loan, and at such other times as Narragansett may reasonably request, Borrower shall furnish Narragansett with an opinion of counsel to Borrower in a form and substance satisfactory to Narragansett, with respect to the matters set forth in Section 5.1 and other such matters incident to this Agreement as Narragansett may reasonably request. Such opinion may be limited to the best of the knowledge of such counsel with respect to the matters set forth in the third sentence of Section 5.1.

6.13 Compliance Certificate. Simultaneously with its submission to INBank, Borrower shall provide Narragansett with a copy of each certificate of its chief financial officer required by Section 4.04(b) of the Agreement of even date herewith between Borrower and INBank.

6.14 Other Documents or Information. At the making of the loan and at any time or times thereafter, Borrower shall furnish Narragansett with such other information concerning the business and financial condition of Borrower as Narragansett may reasonably request.

6.15 Chief Financial Officer. Borrower will employ as its chief financial officer a person acceptable to Narragansett.

SECTION 7. NEGATIVE COVENANTS OF BORROWER.

Borrower covenants and agrees that, so long as Borrower is indebted to Narragansett, whether under the Note, or otherwise, Borrower shall not, nor shall it permit any subsidiary to, do any of the following without the prior written consent of Narragansett:

7.1 Encumbrances. Create, incur, assume or permit to exist, any mortgage, pledge, lien or other encumbrance on any of its properties or assets whether now owned or hereafter acquired; provided, however, that the foregoing restrictions shall not apply to:

(a) liens for taxes, assessments and other governmental charges and levies not yet delinquent or thereafter payable without penalty or interest or (if foreclosure, distraint, sale or other similar proceeding shall not have been commenced) being contested in good faith by appropriate proceedings diligently conducted, if such reservation or other appropriate provision, if any, as shall be required by generally accepted accounting principles shall have been made therefor;

(b) liens of carriers, warehousemen, materialmen and mechanics incurred in the ordinary course of business for sums not yet due or being contested in good faith and by appropriate proceedings diligently conducted, if such reservation or other appropriate provision, if any, as shall be required by generally accepted accounting principles shall have been made therefor;

(c) liens, encumbrances, pledges, or deposits of personal property incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance and other social security or to secure performance of statutory obligations, surety and appeal bonds, performance or return of money bonds and other obligations of a like nature (exclusive of obligations for the payment of money borrowed);

(d) mortgages, liens, conditional sales or other title retention agreements to secure the purchase price of real or tangible property purchased by Borrower or any subsidiary, or existing on real or tangible personal property so purchased at the time of the purchase thereof, or mortgages, liens, conditional sales or other title retention agreements renewing, extending or refunding the same; provided that each such mortgage, lien, conditional sale or other title retention agreement shall at all times be confined solely to the item of property so purchased; or

(e) liens arising from judgments, so long as the execution thereon shall be stayed or other appropriate relief therefrom shall be obtained pending appeal.

7.2 Indebtedness. Create, incur, assume or otherwise become or remain liable, directly or indirectly, for any manner of indebtedness or liability, whether by loan, guaranty, mortgage, or otherwise, except the following:

(a) unsecured indebtedness resulting from borrowing which matures within one (1) year from the date incurred, provided, however, that from and after December 31, 1978 for a period of at least thirty (30) consecutive days in any twelve (12) consecutive months no such indebtedness shall be outstanding;

(b) indebtedness with respect to trade obligations and other normal accruals in the ordinary course of business not yet due and payable, or with respect to which it is contesting in good faith the amount or validity thereof by appropriate proceedings, and then only to the extent it has set aside on its books adequate reserves therefor; and

(c) long-term indebtedness to INBank to which the Note is subordinated by its terms and in indebtedness to the Seller pursuant to the terms of the Purchase Agreement.

7.3 Disposition of Assets. Directly or indirectly sell, lease or otherwise dispose of its properties, assets, rights, licenses and franchises to any person, except in the ordinary course of business or enter an agreement of merger, consolidation or reorganization with any other corporation or corporations, except with any subsidiary of Borrower.

7.4 Sale of Subsidiary. Sell or otherwise dispose of any capital stock of any subsidiary or permit any subsidiary to sell or otherwise dispose of any of its capital stock.

7.5 Loans. Make any advance or loan to any person, firm or corporation, except reasonable travel or business expenses advanced to Borrower's employees in the ordinary course of business.

7.6 Dividends. Declare or pay dividends or make other distributions (whether by reduction of capital or otherwise) with respect to the capital stock of Borrower, or apply any of its assets or permit any subsidiary to apply any of its assets to the payment, purchase, retention, acquisition or retirement of any shares of its capital stock.

7.7 Corporate Charter. Amend its Articles of Incorporation or By-laws.

7.8 Sale and Leaseback. Enter into any sale and leaseback arrangement with any lender or investor, or enter into any leases except in the normal course of business at reasonable rents comparable to those paid for similar leasehold interests in the area.

7.9 Change in Business. Cause, suffer or permit to exist any material change in the nature of its business as described in Section 5.8.

7.10 Issuance of Stock. Issue any additional shares of capital stock or any options or warrants to purchase such capital stock or securities convertible into such capital stock.

7.11 Capital Expenditures. In any fiscal year of Borrower, make any capital expenditures or commitment for such expenditures exceeding the sum of Five Thousand Dollars ($5,000) for any one item or related group of items and Seventy-five Thousand Dollars ($75,000) in the aggregate for all items in any one fiscal year. For purposes of this Section 7.11, capital expenditures shall include expenditures which would be classified as such in accordance with generally accepted accounting principles consistently applied, including, without limitation, lease obligations required to be capitalized by generally accepted accounting principles. In addition, capital expenditures shall include all expenses incurred and amounts spent by Borrower in connection with the development of any new product line or the entry into a new market segment.

7.12 Sale of Intangibles. Sell, assign, discount or dispose in any way of any accounts receivable, promissory notes or trade acceptances held by the Borrower, with or without recourse, except for collection (including endorsements) in the ordinary course of business.

7.13 INBank Agreements. Amend or modify any of the terms of the Borrower's promissory notes to INBank or any agreements or instrument securing or relating to the indebtedness evidenced thereby.

7.14 Executive Salaries. Pay compensation, by way of salary, bonus, fees, guarantees or other remuneration (except for reasonable fringe benefits) which in the aggregate exceed $25,000 each in any fiscal year in the case of Boren and Doermer or $35,000 in any fiscal year in the case of any other employee.

SECTION 8. SPECIAL COVENANTS OF BORROWER.

8.1 Option to Sell Narragansett Stock. Borrower hereby grants to Narragansett an irrevocable option to sell to Borrower all (but not less than all) of the issued and outstanding capital stock of Borrower held by Narragansett at the time of the exercise of said option, upon the following terms and conditions:

(a) This option shall be exercisable by Narragansett for a period of ten (10) years commencing on the date on which the Note (as it may from time to time be amended) executed and delivered by Borrower to Narragansett pursuant to Section 1 (or any other promissory note or notes issued to Narragansett in substitution, renewal or replacement thereof) shall have been paid in full (the "Option Period");

(b) Narragansett may exercise this option at any time during the Option Period by delivering or mailing written notice (the "Notice") of its election to Borrower, provided that Narragansett shall have given Borrower at least sixty (60) days' written notice of its intention to deliver the Notice and exercise the Option;

(c) The consideration to be paid to Narragansett upon the exercise of the option shall be that price per share derived by dividing (i) the total average consolidated net worth of Borrower as shown on the books of Borrower at the end of each of the two fiscal quarters preceeding the date of the Notice, by (ii) the total number of issued and outstanding shares of Class A Voting Common Stock and Class B Non-Voting Common Stock of Borrower on the date of such Notice.

(d) The closing of the purchase and sale of the Common Stock of Borrower subject to the option herein provided shall take place within ninety (90) days after the date of the Notice, and at the closing Narragansett shall deliver to the Borrower the certificates representing such Common Stock, with duly executed stock powers attached, against delivery of a certified or bank check in the amount of the purchase price.

(e) At the option of the Borrower, payment for the shares of capital stock to be purchased from Narragansett pursuant to its option granted under this Section 8.1 shall be made in full in cash at the closing, or one-fourth of such amount shall be paid in cash or by certified check at the closing, and the remainder of said purchase price shall be evidenced by the Borrower's Promissory Note issued to Narragansett, which note shall be payable as to principal in three (3) equal successive annual installments commencing one year from said closing, and shall bear interest at a rate per annum equal to two and one-half percent (2-1/2%) over the fluctuating prime rate of interest charged by INBank. Such Promissory Note may be prepaid at any time at the option of the Borrower, without penalty, and shall be subject to the same Events of Default as the Note.

8.2 Dividends After Note Paid. From and after the date on which the Note is paid in full, Borrower shall declare and pay dividends on its Common Stock on a reasonably equal quarterly basis such that for each fiscal year

Borrower shall have declared and paid dividends equal to at least twenty-five percent (25%) of the net after-tax profits attributable to such year provided that such dividends shall be pro rated for the fiscal year in which the Note is paid.

SECTION 9. DEFAULT.

In each case of the happening of any one or more of the following events (herein and in the Note called "Event of Default"):

(a) Borrower shall default in the due and punctual payment of any interest or principal as provided in the Note for more than ten (10) days after the date when the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment or by acceleration or otherwise;

(b) If either Borrower or any subsidiary thereof shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition in bankruptcy, or shall file any petition or answer seeking any reorganization, arrangement, composition, adjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy act or other applicable federal, state or other statute, law or regulation, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Borrower or all or any substantial part of its properties, or if corporate action shall be taken for the purpose of effecting any of the foregoing; or

(c) if either Borrower or any subsidiary thereof shall be adjudicated a bankrupt, or if any proceeding against either Borrower or any subsidiary thereof seeking any reorganization, arrangement, composition, adjustment, liquidation, dissolution, or similar relief under the present or any future federal bankruptcy act or other applicable federal, state or other statute, law or regulation shall remain undismissed or unstayed for an aggregate of sixty (60) days (whether or not consecutive) after the commencement thereof, or if any trustee, receiver or liquidator of either Borrower or any subsidiary thereof (or all or any substantial part of the properties of the maker or any subsidiary thereof) shall be appointed without the consent or acquiescence of the Borrower or such subsidiary, as the case may be, and such appointment shall remain unvacated or unstayed for an aggregate of sixty (60) days (whether or not consecutive); or

(d) if final judgment for more than $15,000 shall be rendered against Borrower or any subsidiary thereof and shall remain undischarged or unstayed for an aggregate of thirty (30) days (whether or not consecutive) after entry thereof; or

(e) If either Borrower or any subsidiary thereof shall default in the due and punctual payment of any interest payment or payment of principal on any of its indebtedness other than that evidenced by the Note or there shall exist any default under any mortgage, agreement or note securing, relating to or evidencing such indebtedness; or

(f) Borrower shall default in the performance of any other covenant or condition contained in this Agreement or in any mortgage or agreement securing payment of the Note on the part of Borrower to be observed or performed pursuant to the terms hereof or in any such mortgage or agreement, as the case may be, and such default shall continue unremedied for twenty (20) days after written notice thereof by Narragansett, to Borrower, or any of the material representations and warranties made by Borrower to Narragansett pursuant to this Agreement proves to be false or misleading in any material respect;

(g) if for any reason Boren shall cease to be or function as President and Chief Executive Officer of Borrower and a successor is not approved by Narragansett in writing (which approval shall not be unreasonably withheld) within thirty (30) days of such cessation;

then and in every such Event of Default and at any time thereafter during the continuance of such Event, Narragansett may, by written notice to Borrower declare the entire principal and accrued interest on the Note, and any other indebtedness of Borrower to Narragansett, to be due and payable, whereupon the Note and all accrued interest, and all other such indebtedness, will thereupon, immediately become due and payble without presentment, demand, protest, or further notice of any kind whatsoever, all of which are hereby expressly waived.

SECTION 10. CONDITIONS TO OBLIGATIONS OF NARRAGANSETT.

The obligations of Narragansett under this Agreement are, at the option of Narragansett, subject to the conditions that, on or before the Closing Date:

10.1 Performance of Borrower. Borrower shall have performed all obligations and agreements and complied with all covenants and other items contained in this Agreement.

10.2 Representations True. All of the representations and warranties made by Borrower to Narragansett shall be true and correct in all material respects both on and as of the date of this Agreement and on and as of the Closing Date.

10.3 No Defaults. There shall exist as of the date hereof and the Closing Date no condition or event which constitutes, or which after notice or lapse of time or both, would constitute a default under this Agreement or under the Note.

10.4 Purchase of Acquired Assets. The Borrower shall have entered into the Purchase Agreement and all conditions to the purchase of the Acquired Assets thereunder shall have been fulfilled, other than the payment of the purchase price.

10.5 Bank Commitment. INBank shall have entered into a Loan Agreement with the Borrower with respect to an unsecured term loan of Two Million Dollars ($2,000,000) and INBank and Borrower shall have entered into a revolving credit arrangement permitting Borrower to borrow up to $500,000, in each case on terms satisfactory to Narragansett.

10.6 Shareholders' Agreement. Borrower, Narragansett and the other shareholders of Borrower shall have entered into a Shareholders' Agreement substantially in the form annexed hereto as Exhibit C.

10.7 Documents. Narragansett shall have received the following in form satisfactory to it:

(a) The Note;

(b) A certificate representing the Stock;

(c) A certificate of the Secretary of Borrower certifying as to the due adoption by its Board of Directors of resolutions authorizing the transactions contemplated by this Agreement;

(d) SBA Form 480, "Size Status Declaration", and SBA Form 652-D, "Assurance of Compliance", both executed on behalf of Borrower; and

(e) An opinion of counsel for Borrower addressed to Narragansett as provided in Section 6.12 hereof.

SECTION 11. CONDITIONS TO OBLIGATIONS OF BORROWER.

The obligations of Borrower under this Agreement are, at the option of Borrower, subject to the condition that, on or before the Closing Date, Borrower shall have received from Narragansett, in form satisfactory to it:

(a) A certified or bank check, or wire transfer of funds, in the amount of $2,000,000, representing payment of the purchase price for the Stock and the proceeds of the Loan; and

(b) An investment letter of Narragansett to the effect that Narragansett is purchasing the Note and the Stock for investment and not with a view to sale or distribution in contravention of the provisions of the Securities Act of 1933, as amended.

SECTION 12. EXPENSES.

Borrower shall pay:

(a) all costs and expenses incidental to the preparation, execution and performance of this Agreement and the Note (including reasonable fees and expenses of counsel) and all out-of-pocket expenses incurred by Narragansett in connection with the consummation of the transaction contemplated by this Agreement; and

(b) all reasonable expenses, charges, court costs and attorneys' fees which may be incurred by the holder of the Note in connection with or arising out of (i) any default by Borrower hereunder or under any mortgage or agreement securing the Note, or (ii) any amendment, modification or renegotiation of the terms of this Agreement or the Note.

SECTION 13. NOTICES.

All notices, requests, consents and other communications hereunder shall be in writing and shall be personally delivered or mailed first-class registered or certified mail, postage prepaid:

(a) If to Narragansett, as follows:

Narragansett Capital Corporation
40 Westminster Street
Providence, Rhode Island, 02903
Attn: Arthur D. Little, President

(b) If to Borrower, as follows:

Leland E. Boren, President
Western-Cullen-Hayes, Inc.
40 West 36th Place
Chicago, Illinois

and an additional copy to him at

9515 South 950 East
Upland, Indiana, 46989

Notices shall be deemed given when personally delivered or mailed, as aforesaid. Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.

SECTION 14. SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement, any investigation at any time made by Narragansett or on its behalf, and the execution and delivery of the Note and the Stock and the payment therefor.

SECTION 15. WAIVER, REMEDIES, CUMULATIVE, ETC.

15.1 Waiver. No delay on the part of any holder of the Note in the exercise of any right, power, privilege or remedy hereunder or under the Note shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege, or remedy preclude any further exercise thereof or the exercise of any right, power, privilege or remedy. No modification or waiver of any provision of this Agreement, or of the Note, nor consent to any departure by Borrower therefrom, shall be effective in any event unless the same shall be in writing, and then such waiver, consent or modification shall be effective only in the specific instance, and for the purpose, for which given.

15.2 Notwithstanding the foregoing, Narragansett shall have the right to waive compliance by the Borrower with any of the provisions hereof, or to modify such provisions to a less restrictive obligation of Borrower, on such terms as Narragansett shall determine in its sole discretion, with or without prior notice to Borrower, provided that any such waiver or modification shall be irrevocable upon notice thereof to the Borrower.

15.3 Remedies. The rights, powers, privileges and remedies hereunder and under the Note are hereby expressly specified to be cumulative and not exclusive of any other right, power, privilege or remedy which the parties hereto or the holder of the Note would otherwise have.

SECTION 16. ENTIRE AGREEMENT.

This Agreement embodies the entire agreement and understanding between Narragansett and Borrower and supersedes all prior agreements and understandings relating to the subject matter hereof.

SECTION 17. PARTIES IN INTEREST.

All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto, whether so expressed or not, and in particular shall inure to the benefit of and be enforceable by the holder or holders at any time of the Note.

SECTION 18. LAW GOVERNING.

This Agreement and the Note are being delivered and are intended to be performed in the State of Rhode Island and shall be construed and enforced in accordance with and governed by the laws and decisions of such state.

SECTION 19. COUNTERPARTS.

This Agreement may be executed simultaneously with one or more counterparts thereof, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed in the name and behalf of each of them by one of their respective officers, thereunto duly authorized, as of the day and year first above written.

EXECUTED IN THE PRESENCE OF:

NARRAGANSETT CAPITAL CORPORATION

/s/ Harvey J. Sarles
Chairman, Executive Committee

BY: /s/ Arthur D. Little
President

WESTERN-CULLEN-HAYES, INC.

/s/ Thomas D. Logan
Assistant Secretary

BY: /s/ Leland E. Boren
President

EXHIBIT A

WESTERN-CULLEN-HAYES, INC.

SUBORDINATED PROMISSORY NOTE

$1,800,000 , 1977

FOR VALUE RECEIVED, the undersigned WESTERN-CULLEN-HAYES, INC., a Rhode Island corporation with its principal office in Chicago, Illinois (hereinafter referred to as the "maker"), promises to pay to the order of NARRAGANSETT CAPITAL CORPORATION, a corporation organized and existing under the laws of the State of Rhode Island and having its principal office at 40 Westminster Street, Providence, Rhode Island (hereinafter referred to as "Narragansett"), the principal sum of One Million Eight Hundred Thousand Dollars ($1,800,000), in lawful money of the United States of America, payable at the principal office of Narragansett, or such other place as the holder hereof may reasonably direct, in cash or by check or bank draft drawn on funds payable through the Providence clearing house, in thirty (30) equal successive monthly installments of principal of Thirty Thousand Dollars ($30,000) each on the first day of each month commencing April 1, 1985, and a final installment of principal or Nine Hundred Thousand Dollars ($900,000) on September 30, 1987, together with interest on the unpaid balance of this Note outstanding at any time (computed on the basis of a 365-day year) both before and after maturity, payable monthly in arrears on the first day of every month, commencing with the month after the date hereof at an annual rate of fifteen percent (15%). In no event shall the amount of interest payable hereunder together with all amounts reserved, charged or taken by Narragansett as compensation for fees, services or expenses incidental to the making, negotiating or collection of the loan evidenced hereby exceed the maximum rate of interest on the unpaid balance hereof allowable by applicable law.

The maker, for itself and its successors and assigns, agrees, and any holder of this Note, by its acceptance hereof, agrees, that the payment of the principal and interest hereunder is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment or satisfaction in full of (a) the principal and interest payable under the maker's indebtedness to Industrial National Bank of Rhode Island ("INB") evidenced by (i) an unsecured promissory note of even date herewith in the principal amount of $2,000,000 (the "INB $2,000,000 Note"); and (ii) any other short-term indebtedness of the maker to INB provided such short-term indebtedness does not exceed $500,000 provided, however, that the amount of the principal of the INB $2,000,000 Note to which the payment of principal and interest hereunder is subordinated shall be reduced to the extent of the maker's repayments of such principal and shall not thereafter be increased by any increase in the outstanding principal amount of the INB $2,000,000 Note, and the aggregate amount of the principal of the short-term indebtedness to INB to which the payment of principal and interest hereunder is subordinated shall never exceed $500,000 (all such indebtedness to INB is hereinafter collectively referred to as the "Senior Indebtedness").

So long as any part of the Senior Indebtedness shall be unpaid, no payment of principal or interest shall be made at any time hereunder without the consent of the then holders of the Senior Indebtedness, provided, however, that current monthly payments of interest and principal may be made as they become due hereunder as aforesaid if at the time of payment or after giving effect to such payment there exists no event of default under any agreement evidencing Senior Indebtedness or any agreement pursuant to which instruments evidencing Senior Indebtedness have been issued and no event which upon notice or lapse of time or both would constitute such an event of default; provided, further, however, that payments of principal on this Note may be received and held by the holder of this Note to the extent that the funds with which the payments are made are derived directly from the sale and issuance by the maker of (i) subordinated debentures or notes containing subordination and amortization provisions substantially identical to those contained herein; or (ii) securities of the maker, which, as a matter of law, would be junior and subordinate to the Senior Indebtedness in right of payment upon the distribution of assets, dissolution, winding-up, liquidation or reorganization of the maker, the issuance of which has been approved in writing by the then holders of the Senior Indebtedness (the "Senior Holders").

In the event of any distribution of the assets, dissolution, winding-up, liquidation or reorganization of the maker (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(a) The Senior Indebtedness shall be paid or satisfied in full before the holder hereof is entitled to receive any payment on account of principal or interest hereunder, and any payment or distribution to which the holder hereof would be entitled hereunder but for the subordination provisions of this Note shall be paid directly to the Senior Holders;

(b) In the event that any such payment of principal or interest or other payment or distribution of assets of the maker shall be received by the holder hereof, notwithstanding the foregoing, in violation of the subordination provisions of this Note, while any Senior Indebtedness is unpaid, such payment or distribution shall be held by the holder hereof for the Senior Holders and paid over to such Senior Holders by the holder hereof.

The holder hereof by its acceptance hereof irrevocably authorizes and directs the Senior Holders and their successors and assigns and any trustee in bankruptcy, receiver or assignee for the benefit of creditors of the maker, whether in voluntary or involuntary liquidation, dissolution or reorganization, in its behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Note and irrevocably appoints the Senior Holders and their successors and assigns, acting jointly, or any such trustee, receiver or assignee, its attorneys-in-fact for such purpose with full powers of substitution and revocation.

This Note is one of the Notes referred to in Section 1 of that certain Investment Agreement of even date herewith between Narragansett and the maker (the "Investment Agreement") and is subject to the acceleration of the maturity hereof, all as provided in the Investment Agreement, which is hereby incorporated by reference herein and made a part hereof.

The foregoing subordination provisions are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand, and the holder of the Note on the other hand, and nothing herein shall impair, as between the maker and the holder of this Note, the obligation of the maker, which is unconditional and absolute, to pay the principal and interest on this Note in accordance with its terms, nor shall anything herein prevent the holder of this Note from exercising all remedies otherwise permitted by applicable law or hereunder upon default hereunder, subject to the rights of the holders of Senior Indebtedness as herein provided for.

Pursuant to the Agreement dated October 6, 1977 between Federal Signal Corporation and the maker for the purchase of the Western-Cullen Division of Federal Signal Corporation, the maker shall deliver its promissory note in payment of a portion of the purchase price (the "Federal Note"), which will be subordinated to the Senior Indebtedness on the same terms as set forth herein and shall rank <u>pari passu</u> with this Note.

Subject to the terms hereof, on any monthly interest payment date, the maker shall have the right to pay to the holder hereof the whole or any part of the principal hereof without penalty, any such payment to be applied against installments of principal due hereunder in the inverse order of their maturities; provided, however, that no prepayment shall be made to the holder of this Note unless an amount shall be simultaneously prepaid on the Federal Note which shall bear the same proportion to the then total unpaid principal balance of the Federal Note as the amount being prepaid on this Note shall bear to the then total unpaid principal balance of this Note.

If this Note shall not be paid when due and shall be placed by the holder hereof in the hands of any attorney for collection, through legal proceedings or otherwise, the maker will pay reasonable attorneys' fees to the holder hereof together with reasonable costs of collection.

WESTERN-CULLEN-HAYES, INC.

BY: ______________________________
President

ATTEST:

____
Secretary

EXHIBIT B

Narragansett Capital Corporation
40 Westminster Street
Providence, RI 02903

October 12, 1977

Attention: Arthur D. Little, President

Dear Mr. Little:

As required by Section 6.4(c) of that certain Investment Agreement dated as of , 1977, between Western-Cullen-Hayes, Inc. ("WCH") and Narragansett Capital Corporation, a review of the activities of WCH for the fiscal quarter ending , has been made under my supervision with a view to determining whether WCH has kept, observed, performed, and fulfilled all of its obligations under said Investment Agreement and all other agreements or undertakings contemplated thereby and to the best of my knowledge it has so complied and to the best of my knowledge no event has occurred which constitutes, or which with the passage of time or service of notice, or both, would constitute an Event of Default as defined therein.

I further certify that the amounts set forth below, with abbreviated descriptions, to the best of my information and belief accurately present amounts required to be calculated by various covenants of the aforementioned Investment Agreement.

1. Section 6.8 - Mimimum Working Capital
   + Current Assets -
   - Current Liabilities -
   Working Capital as of -
   Minimum Allowed Working Capital -

2. Section 6.9 - Minimum Working Capital Ratio
   Working Capital Ratio as of -
   Minimum Allowed Current Ratio -

3. Section 6.10 - Minimum Tangible Net Worth
   + Total Assets -
   - Total Liabilities -
   + Subordinated debt -
   - Intangibles -
   Total Net Worth as of -
   Minimum Allowed Tangible Net Worth -

4. <u>Section 7.11 - Capital Expenditures</u>
   Amount of Capital Expenditures -
   Maximum Amount Allowed -

WESTERN-CULLEN-HAYES, INC.

BY ______________________________
President

EXHIBIT C

SHAREHOLDERS' AGREEMENT

by and between

LARITA R. BOREN and RICHARD T. DOERMER

and

NARRAGANSETT CAPITAL CORPORATION

dated as of

October 12, 1977

TABLE OF CONTENTS

SHAREHOLDERS' AGREEMENT

AGREEMENT made as of October 12, 1977, by and between LARITA R. BOREN ("Boren") and RICHARD T. DOERMER ("Doermer"), (the foregoing parties are hereinafter sometimes referred to individually as an "Individual Stockholder" and collectively as the "Individual Stockholders"); and

NARRAGANSETT CAPITAL CORPORATION, a corporation organized and existing under the laws of the State of Rhode Island (hereinafter referred to as "Narragansett"); and

WESTERN-CULLEN-HAYES, INC., a corporation organized and existing under the laws of the State of Rhode Island (hereinafter referred to as the "Corporation");

W I T N E S S E T H T H A T:

WHEREAS, as of the date of this Agreement, there are 4,000 shares of the One Dollar ($1.00) par value Common Stock of the Corporation issued and outstanding, of which the two Individual Stockholders each own and hold 1,000 shares of Class A Common Stock, and Narragansett owns and holds 2,000 shares of Class B Non-Voting Common Stock; and

WHEREAS, Narragansett has a substantial investment in the Corporation by reason of its ownership of the Corporation's Class B Non-Voting Common Stock and a subordinated note of the Corporation which investments were made pursuant to an Investment Agreement of even date herewith (the "Investment Agreement"), between Narragansett and the Corporation; and

WHEREAS, the parties believe that it is in the best interest of the Corporation, the Individual Stockholders and Narragansett to make provision for (a) the future disposition of the shares of capital stock of the Corporation and (b) other matters relating to the governance of the Corporation; and

WHEREAS, the terms "Stockholder" or "Stockholders" shall include Narragansett, both Individual Stockholders and any future holder of the Common Stock of the Corporation; and

WHEREAS, the Corporation is organized as a "close corporation" pursuant to the provisions of Section 7-1.1-51 of the Rhode Island Business Corporation Act.

NOW, THEREFORE, in consideration of the premises and of the mutual premises herein contained, the parties hereto agree as follows:

1. <u>RESTRICTIONS DURING LIFE; CORPORATE ACTION</u>

1.1 Notwithstanding any other provisions of this Agreement, no Stockholder may sell or transfer any shares of Common Stock of the Corporation to any person, firm or corporation unless the transferee has been approved by the Board of Directors of the Corporation, which approval shall not be unreasonably withheld, provided that the Individual Stockholders may at any time and from time to time transfer any shares of Common Stock to his or her spouse or children (or to trusts for the benefit of such spouse or children), which shall include transfers by devise or bequest, if such transferees shall have agreed in writing to be bound by the terms hereof.

1.2 No Stockholder shall transfer any shares of Common Stock of the Corporation to any person, firm or corporation unless such transferor shall have first made the offer to sell required by Section 2 hereof or except as otherwise herein provided, provided that the Individual Stockholders may at any time and from time to time transfer any shares of Common Stock to his or her spouse or children (or to trusts for the benefit of such spouse or children), which shall include transfers by devise or bequests, if such transferees shall have agreed in writing to be bound by the terms hereof.

1.3 The Corporation, by its execution of this Agreement, agrees that it will not cause or permit the transfer of any Common Stock of the Corporation to be made on its books except in accordance with the terms of this Agreement.

1.4 The Corporation shall not issue any of its authorized and unissued shares of Common Stock, or any shares of Common Stock held in the treasury, or any securities convertible into shares of Common Stock carrying a right to subscribe to or acquire shares of Common Stock unless each of the then holders of the outstanding shares of Common Stock of the Corporation shall have been afforded the opportunity, upon no less than twenty (20) days prior written notice, to acquire, upon the same terms and conditions as the proposed issuance of such shares or other securities, as shall be necessary to permit such holder to maintain his percentage ownership of the outstanding Common Stock of the Corporation (provided that shares of Common Stock issuable upon the conversion of other outstanding securities or pursuant to rights exercisable by the holder of any other outstanding securities shall be included within the outstanding Common Stock of the Corporation) existing immediately prior to such issuance.

1.5 The Corporation, by its execution of this Agreement, agrees that during the term hereof, it will not issue, whether by original issue or in connection with the sale of Common Stock now or hereafter held in the Corporation's treasury, or in connection with any transfer, any Common Stock, except in accordance with the terms of this Agreement and unless the purchaser or transferee of such stock shall have agreed in writing to be bound by the terms hereof.

1.6 In the event that any holder of either class of Common Stock acquires any shares of the other class of Common Stock of the Corporation, such holder may at any time following such acquisition exchange all or any part of such shares of the acquired class of Common Stock for an equal number of shares of the class of Common Stock held by such holder prior to such acquisition.

1.7 Each Stockholder consents to and approves of the organization of the Corporation as a "close corporation" as defined above.

2. RIGHTS OF REFUSAL.

2.1 No Stockholder shall sell or otherwise dispose of or transfer (which shall include without limitation, transfers by way of gift, bequest or by operation of law) any Common Stock in the Corporation, whether presently owned or hereafter acquired by purchase from another Stockholder or by stock dividend, split up, combination, reclassification, reorganization, consolidation, or merger, or any interest therein including, without limiting the generality of the foregoing, by exchange, gift, pledge, hypothecation or otherwise, during his lifetime, except in accordance with the specific terms of this Section as follows:

(a) In the event that any Stockholder (hereinafter

sometimes referred to as the "offeror") desires to sell or transfer all or any portion of the Common Stock owned by him, he shall first deliver to the Corporation and to each other Stockholder a written notice (the "Notice") specifying the name and address of the proposed purchaser or transferee of the shares (hereinafter sometimes referred to as the "proposed Purchaser"), the identity and total number of such Common Stock which the Offeror then desires to sell or transfer to said Proposed Purchaser (the "Offered Shares"), the price at which the Stockholder proposes to sell the Offered Shares to the Proposed Purchaser (or, if the transfer does not involve a sale, the nature of the proposed transfer) and stating that the Corporation has the right to purchase all but not part of the Offered Shares at said price in accordance with the terms and provisions of this Agreement.

(b) During the 30-day period following receipt of the Notice, each of the other holders of Common Stock of the same class as the Offered Shares shall have the right to purchase, at the price hereinafter specified, before the same shall be transferred to any other party, that proportion of the Offered Shares as (i) the number of Common Shares of the same class then owned by such holder bears to, (ii) the total number of Common Shares of such class then issued and outstanding less the number of the Offered Shares and less those of holders of such class of Common Stock who do not elect to purchase any of the Offered Shares; provided, however, that each of the Stockholders to whom such shares are offered shall be required to purchase his entire proportion of said shares or none of the shares. Any Stockholder electing to purchase the Offered Shares shall be given written notice of his election to the Corporation and to the Offeror during the 30-day period.

(c) In the event that the other holders of Common Stock of the same class as the Offered Shares do not elect to purchase all of the said Common Stock, then each holder of the other class of Common Stock shall have the right, for a period of 15 days after the expiration of the 30-day period specified in Paragraph (b) above, to purchase, at the price hereinafter specified before the same may be sold or transferred by the Offeror to any other party, that proportion of said shares not purchased by the Stockholders of the same class as (i) the number of Common Stock of such other class then owned by such holders bears to (ii) the total number of Common Stock of such other class then issued and outstanding less the number of shares owned by holders of such other class of Common Stock as do not elect to purchase any of the Offered Shares. Any Stockholder electing to purchase the Offered Shares shall give written notice to the Offeror and the Corporation of such election to purchase the Offered Shares within the 15-day period.

(d) In the event that neither the Shareholders of the same class of Common Stock as the Offered Shares or of the other class of Common Stock elect to purchase all of the said Offered Shares, then the Corporation shall have the right, for a period of 15 days after the expiration of the period specified in paragraph (c) above, to purchase all of the Offered Shares at the price hereinafter specified before the same may be sold or transferred to any other party. The Corporation shall give notice in writing to the Offeror of such election to purchase the Offered Shares within the 15-day period.

(e) If the Offered Shares have not been purchased by Stockholders of the same class as the Common Stock being offered for sale, or by the Stockholders of the other class of Common Stock or by the Corporation, then the Offeror shall have the right for a period of 60 days after the expiration of the 15-day period provided in Paragraph (d) above, to transfer said shares to the Proposed Purchaser at the price specified in the Notice. If for any reason the shares offered for sale are not sold to the Proposed Purchaser within such period and at such stated price, the provisions of this Agreement shall continue to be applicable to said shares.

(f) Shares sold to a Proposed Purchaser pursuant to the provisions of Subsection (e) above, shall continue to be subject to the provisions of this Agreement, and the Corporation shall not be obligated to issue any shares of Common Stock in the name of such Proposed Purchaser unless and until he shall have agreed in writing to become bound by the terms hereof.

(g) The purchase price for the Offered Shares shall be the price set forth in the Notice if the Offered Shares are to be sold, and if the Offeror proposes to transfer his shares by gift or by any other transfer not involving a sale, then the purchase price per share shall be the Corporation's average consolidated net worth according to the books of the Corporation as shown on its books at the end of each of the two fiscal quarters preceeding the closing date of a given purchase, determined in accordance with generally accepted accounting principles consistently applied, divided by the total number of shares of Class A and Class B Common Stock issued by the Corporation and outstanding on such closing date. The financial statements of the Corporation shall be final and binding in determining the price to be paid for the Common Stock pursuant to this Section.

(h) Upon acceptance by a Stockholder or the Corporation of the offering Stockholder's offer to sell his

Common Stock, the purchasing Stockholder or the Corporation shall be obligated to tender payment for the shares at the offices of the Corporation at 11:00 a.m. on the tenth (10th) business day following acceptance of the offer and the offering Stockholder shall be obligated to tender, at the same time, delivery of the Common Stock being sold with proper endorsements for transfer.

(i) For purposes of the provisions of this Section 2.1, all shares of the Corporation's common stock held by Narragansett shall be deemed to be of Class B Non-Voting Common Stock, and notwithstanding a conversion by Narrangansett of all or any part of their Class B Non-Voting Common Stock to Class A Common Stock, the Individual Shareholders shall continue to have the same rights of first refusal given under this Section 2.1 as respect to the Class A Common Shares held by such Individual Shareholders or held by their spouses or children or trusts for the benefit of their children, if such transferees have agreed in writing to be bound by the terms hereof.

2.2 The purchase price for the Common Stock to be purchased and sold in accordance with this Section 2, shall, unless otherwise agreed in writing by the parties to such transaction, be paid either (a) in cash or by certified check at the date of the closing, or (b) if the Corporation is the purchaser of such Common Stock, and so elects, by the payment of one-fourth of such amount in cash or by certified check at the closing, and by the delivery of the Corporation's Promissory Note issued to such seller in the amount of the remainder of said purchase price, which note shall be payable as to principal in three (3) equal successive annual installments commencing one year from said closing, and shall bear interest at a rate of seven percent (7%) per annum, payable quarterly in arrears. The Corporation shall have the right to prepay without penalty, at any time after the end of the calendar year in which any such note is issued, the principal of said note in whole or in part. Said note shall become immediately due and payable in full without notice or demand, at the option of the holder thereof, if default should be made in the payment when due of any principal or interest thereunder or upon the termination of existence of the Corporation, the making of an assignment for the benefit of creditors by the Corporation, the institution of bankruptcy, reorganization, liquidation or receivership proceedings by or against the Corporation, or the sale of all or substantially all of the assets of the Corporation.

2.3 So long as any part of Promissory Notes of the Corporation delivered pursuant to Section 2.2 of this Agreement or Section 8.1(e) of the Investment Agreement remains unpaid, the Corporation shall not, without the prior written consent of the holder of each such Promissory Note unpaid: (a) increase the compensation of its executives by more than normal and reasonable amounts, (b) declare or pay dividends on its Common Stock, (c) reorganize its capital structure or merge or consolidate with any other corporation, or (d) sell any of its assets except in the regular course of business.

So long as any such Promissory Note remains unpaid, the holder of each such Promissory Note shall have the right to examine the books and records of the Corporation from time to time and receive copies of all accounting reports and tax returns prepared for or on behalf of the Corporation. If the Corporation breaches any of its obligations under this Section, the holder of each such Promissory Note, in addition to any other remedies available, may elect to declare the entire unpaid balance of any such Promissory Note due and payable forthwith notwithstanding the terms thereof.

2.4 Whenever the Corporation, pursuant to this Agreement, shall be required to purchase shares of the Common Stock of the Corporation, each Stockholder or the personal representative of any decedent shall do all things and execute and deliver all papers as may be necessary to consummate such purchase.

3. <u>REGISTRATION OF STOCKHOLDERS' SHARES</u>.

If at any time or times after the effective date hereof the Corporation intends to file a Registration Statement on Form S-1 (or other form permitting a public offering of Common Stock of the Corporation) with the Securities and Exchange Commission (the "Commission"), the Corporation shall notify each of the Stockholders at least thirty (30) days prior to each such filing of its intention to file such a Registration Statement. Such notice shall state the number of shares proposed to be registered thereby. If a Stockholder notifies the Corporation at least ten (10) days before the filing of each such Registration Statement of its desire to have included in the Registration Statement any of the shares of Common Stock held by him, then the Corporation shall include such shares in the Registration Statement. Each Stockholder shall bear his pro rata share of the expenses of any Registration Statement under which any of his shares are registered pursuant to this Section 10 based on the ratio that the number of shares being registered thereunder for him bears to the total number of shares being registered thereunder, provided, however, that if such registration is being effected pursuant to the request of Narragansett under Section 4.1 of the Investment Agreement, the expenses of such registration of the Stockholders' shares shall be borne by the Corporation. As used in this Section 3 the term "expenses" of a registration shall mean the expenses disclosed in Item 23 of Part II of the Form S-1 Registration Statement, or in a comparable section of any similar form permitting a public offering.

In the event that the underwriter or lead underwriter selected by the Corporation notifies the Corporation that it is willing or able to proceed with the proposed offering only with respect to a smaller number of shares then the total number of shares proposed to be offered by the Stockholders and others, including the Corporation, proposing to offer shares of Common Stock under such Registration Statement, then the number of shares proposed to be offered by the Corporation, the Stockholders, and such others shall be reduced pro rata in accordance with the number of shares proposed to be offered by each such offeror.

4. REGISTRATION OF SHARES BY NARRAGANSETT.

In the event that Narragansett shall exercise its right to request a registration with the Commission of any of the shares of the Corporation owned by Narragansett, as provided in Section 4 of the Investment Agreement and shall have complied with the provisions of Section 2 hereof, the Stockholders shall promptly take such measures to vote their respective holdings of the shares of capital stock of the Corporation to take such action as may be appropriate or necessary to accomplish such registration, including, by way of illustration and not by way of limitation, amending the Articles of Incorporation to eliminate the classification of shares of Common Stock.

5. VOTING OF COMMON STOCK; CONVERSION.

5.1 Each Stockholder other than Narragansett agrees that so long as the Corporation is indebted to Narragansett, whether pursuant to the Note or otherwise, or Narragansett is the holder of any Common Stock of the Corporation:

(a) he will take all action as a Stockholder (including without limitation, voting his shares of Common Stock), necessary or proper to authorize and cause the Corporation to redeem shares of Common Stock of the Corporation held by Narragansett, upon any request for such redemption made pursuant to Section 8.1 of the Investment Agreement, and

(b) he will not vote his shares of Common Stock in favor of, or in his capacity as a Stockholder otherwise consent to or approve, any of the following actions without the prior written approval of Narragansett:

(i) any amendment to the Articles of Incorporation, including any termination of the Corporation's status as a "close corporation" under

Section 7-1.1-51 of the Rhode Island Business Corporation Act; or

(ii) any material merger or consolidation of the Corporation with any other corporation or corporations, any disposition of all or a material portion of the Corporation's assets, or a material acquisition by the Corporation of the stock or any major portion of the assets of another corporation, or any other material action requiring consent or approval of the stockholders pursuant to the Rhode Island Business Corporation Act. As used herein, an action shall be deemed to be "material" if at least 25% of the fair value of the Corporation's total assets are subject to the action, in the case of a disposition of assets, or if the total assets of the other party or parties to any merger, consolidation or acquisition exceed 25% of the fair value of the Corporation's total assets.

5.2 Each Individual Stockholder agrees that, if:

(a) Prior to payment in full of any indebtedness of the Corporation to Narragansett, an "Event of Default", as defined in the Investment Agreement, as the same may be amended from time to time, shall occur and be continuing; or

(b) At any time, the Corporation or any of the Individual Stockholders shall have breached any of their respective obligations hereunder, which breach has not been cured within 10 days after notice thereof from Narragansett;

then, and in every such event and at any time thereafter during the continuance of the event, the Individual Stockholders, upon receipt of written notice from Narragansett, shall take action necessary to have the By-laws of the Corporation amended by vote of the Stockholders to provide that the Board of Directors of the Corporation shall be fixed at a number sufficient to create as many vacancies on the Board as are required to permit the election of new Directors such that a majority of the Board of Directors shall be persons designated by Narragansett; and the Individual Stockholders hereby further agree that they shall take all necessary action to carry out the terms of this Section 5.2, including, without limitation, the voting of their shares of the Common Stock of the Corporation to amend the By-laws of the Corporation and to elect new Directors designated by Narragansett as soon as legally permitted under law and the Corporation's Certificate of Incorporation. Said change in the Board of Directors shall continue until the next annual meeting of Stockholders of the Corporation that takes place at a time when none of the events described in subparagraphs (a) and (b) of this Section 5.2 shall have occurred and be continuing.

5.3 Each Individual Stockholder agrees that if, after payment in full of any indebtedness of the Corporation to Narragansett, the Corporation:

(a) is not fully complying with the provisions, as such provisions were applicable prior to payment of indebtedness, of Sections 6.1, 6.2, 6.3, 6.4, 6.9, 6.11(i)-(ii), 6.14, 7.7 and 7.10 of the Investment Agreement, each as appropriately modified;

(b) has not given prompt written notice to Narragansett of any default with respect to any indebtedness of the Corporation for borrowed funds in excess of $50,000 in principal amount, or if the maturity of such indebtedness shall have been accelerated;

(c) has failed to maintain working capital, as defined in Section 6.8 of the Investment Agreement, of at least $1,000,000;

(d) has failed to maintain net worth, consisting of total assets less total liabilities, determined in accordance with generally accepted accounting principles consistently applied, at least equal to the consideration received by the Corporation with respect to the issuance of its then outstanding capital stock, plus 50% of the original principal amount of the Note;

(e) has directly or indirectly (i) sold, leased, or otherwise disposed of any material portion of its properties, assets, rights, licenses or franchises, except in the ordinary course of business, (ii) entered into any material agreement of merger, consolidation, or reorganization with any other corporation, except with a subsidiary, or (iii) disposed of any material amount of the capital stock of any subsidiary, or permitted a subsidiary to dispose of any material amount of its capital stock. As used herein, an action will not be considered "material" if it does not alter the character of the principal business activity of the Corporation; in the case of a disposition of any properties or stock, the items disposed of have a fair value of less than twenty-five percent (25%) of the total assets of the Corporation, in the case of a merger, consolidation or reorganization, the total assets of the other parties thereto are less than twenty-five percent (25%) of the total assets of the Corporation; and all such actions are effected in arms-length transactions entered into in good faith for fair consideration;

(f) has made any loans or advances to any persons in excess of an aggregate of $50,000 outstanding at any one time;

(g) has declared or paid dividends, or made any other distributions (whether by reduction of capital or otherwise) with respect to its capital stock, or purchased or redeemed any of its capital stock, except on a pro rata basis with respect to all outstanding Capital Stock, including the capital stock held by Narragansett;

(h) in any fiscal year, has made capital expenditures or commitments therefor in excess of Fifty Thousand Dollars ($50,000) for any one item or related group of items, and Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate for all items;

(i) has paid compensation, by way of salary, bonus, fees, guarantees or other remuneration (except for reasonable fringe benefits) which in the aggregate exceed the larger of (i) Fifty Thousand Dollars ($50,000) each in any fiscal year in the case of Boren and Doermer and Seventy Thousand Dollars

($70,000) in the case of any other employee, or (ii) an amount equal to the compensation paid to such employees during the last fiscal year in which the Note was outstanding plus an amount equal to the change in the Consumer Price Index for the Chicago metropolitan area from the year in which the Note was paid in full to the then current year;

(j) has permitted any of the events listed in subparagraphs 9(b), 9(c) and 9(d) of the Investment Agreement to occur provided that the amount of Fifteen Thousand Dollars ($15,000) set forth in subparagraph 9(d) of the Investment Agreement shall be increased to Fifty Thousand Dollars ($50,000);

then, and in every such event and at any time thereafter, the Individual Stockholders, upon receipt of written notice from Narragansett, shall take action necessary to have the By-laws of the Corporation amended by vote of the Stockholders to provide that the Board of Directors of the Corporation shall be fixed at a number sufficient to create as many vacancies on the Board as are required to permit the election of new Directors such that one-half of the Board of Directors shall be persons designated by Narragansett; and the Individual Stockholders hereby further agree that they shall take all necessary action to carry out the terms of this Section 5.3, including, without limitation, the voting of their shares of the Common Stock of the Corporation to amend the By-laws of the Corporation and to elect new Directors designated by Narragansett as soon as legally permitted under law and the Corporation's Certificate of Incorporation. Said change in the Board of Directors shall continue until the next annual meeting of Stockholders of the Corporation that takes place at a time when none of the events described in Section 5.3 shall have occurred and be continuing.

5.4 Notwithstanding any other provisions hereof, Narragansett may at any time, effective upon written notice to the Corporation and the Individual Stockholders, irrevocably waive (either temporarily or permanently) compliance by the Corporation or either of the Individual Stockholders with any of the provisions of this Section 5, or irrevocably modify any of such provisions to terms more favorable to, or less restrictive upon, the Corporation and the Individual Stockholders.

6. ENDORSEMENT ON STOCK CERTIFICATES: APPROVAL OF ARTICLES AND BY-LAWS.

Each certificate representing shares of Common Stock of the Corporation now or hereafter held by each Stockholder shall be stamped with a legend in substantially the following form:

> The transfer and the voting of the shares of stock represented by the within certificate is restricted

> under the terms of a Shareholders' Agreement among the Corporation and its stockholders, a copy of which is on file in the office of the Corporation.

Each Stockholder represents and agrees that he has been furnished with, has carefully reviewed, and approves of the provisions of the Articles of Incorporation and By-laws of the Corporation presently in effect.

7. NOTICES.

Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be given in writing by registered or certified mail which shall be addressed, in the case of the Corporation, to Western-Cullen-Hayes, Inc., 2700-40 West 36th Place, Chicago, Illinois 60632, Attention of the President, with copies to Thomas D. Logan, Esq., Rothberg, Callmeyer, Fruechenight & Logan, Madison Bank Building, Fort Wayne, Indiana 46802, and Robert S. Davis, Esq., Edwards & Angell, 2700 Hospital Trust Tower, Providence, Rhode Island 02903; in the case of each Individual Stockholder, to his address appearing on the stock books of the Corporation or his residence or to such other address as may be designated by him; and in the case of Narragansett, to 40 Westminster Street, Providence, Rhode Island 02903, attention of the President.

8. INVALID PROVISION: UNDERTAKING OF PARTIES.

8.1 The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

8.2 It is the intent of the parties that this Agreement shall bind the Stockholders with respect to the disposition of Common Stock and actions taken by the Stockholders in connection with the governance of the Corporation. Unless specifically provided, the terms and conditions of the Agreement constitute and shall be construed to be obligations of the Stockholders to one another and not as independent undertakings of the Corporation.

9. SPECIFIC PERFORMANCE.

It is agreed that the parties hereto may have specific performance as a remedy for the enforcement hereof.

10. AMENDMENT; WAIVER; GOVERNING LAW.

10.1 At any time there is no outstanding indebtedness of the Corporation to Narragansett this Agreement may be altered, amended or terminated only by written instrument signed by the Corporation and by the holders of at least 66-2/3% of the outstanding shares of Capital Stock of the Corporation, provided that no such amendment, alteration or termination shall materially adversely affect the rights of any shareholder which have accrued prior to the effective date of such amendment, alteration or termination without the consent of such shareholder. If the Corporation shall be indebted to Narragansett, in addition to the requirements and subject to the condition contained in the preceeding sentence, this Agreement may be altered, amended or terminated only with the written consent of Narragansett.

10.2 This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island.

11. CONFLICT.

It is the intent of the parties that in the event of any conflict between the provisions of this Agreement and the Certificate of Incorporation or By-Laws of the Corporation, the provisions of this Agreement shall be deemed to govern, and the Stockholders agree to make their best efforts necessary to cause such Certificate of Incorporation or By-Laws to be amended to provide for terms and conditions substantially similar to those contained in this Agreement.

12. DIRECTION TO PERSONAL REPRESENTATIVES.

Each Stockholder agrees that in any last will and testament prepared after the date hereof he will direct his executor or any administrator of his estate with will annexed to carry out all of the provisions of this Agreement, but failure so to direct shall in no way affect the validity of this Agreement.

13. TERMINATION.

This Agreement shall terminate (i) in the event of the bankruptcy or insolvency of the Corporation, (ii) as to any Stockholder, by the sale of all of his or its stock in the Corporation in accordance with the provisions of this Agreement, (iii) twenty (20) years from the date hereof unless all parties hereto renew the same for an additional term specified in writing, or (iv) upon the effective date of a public offering of the Corporation's stock registered with the Commission.

14. SUCCESSION.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns, and the parties hereto and said heirs, executors, administrators, successors and assigns agree to execute any instrument which may be necessary or proper to carry out the purposes and intent hereof.

IN WITNESS WHEREOF, the Corporation and Narragansett have caused this Agreement to be signed by its duly authorized officers and each Individual Stockholder has hereunto set his hand and seal, all as of the day and year first above written.

/s/ LaRita R. Boren
LaRita R. Boren

/s/ Richard T. Doermer
Richard T. Doermer

ATTEST:

WESTERN-CULLEN-HAYES, INC.

/s/ Thomas D. Logan
Assistant Secretary

By /s/ LeLand E. Boren

ATTEST:

NARRAGANSETT CAPITAL CORPORATION

/s/ Harvey J. Sarles

By /s/ Arthur D. Little
President

END